HIGHLANDER CAPITAL GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash Flows from Operating Activities:

Net Income (loss)	$ (148,638)	
Adjustment to reconcile net income to net cash		
Provided by operating activities:		
Depreciation	2,694	
(Increase) decrease in operating assets:		
Investments	57,986	
Other assets	1,337	
Receivable from clearing broker	76,032	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(10,542)	
Net Cash (Used) by Operating Activities		$ (21,131)
Net Decrease in Cash		(21,131)
Cash, Beginning of Year		51,178
Cash, End of Year		$ 30,047

Supplemental Disclosures:

  Cash paid during the period for:

Interest	$ -
Taxes	$ 2,000

The accompanying notes are an integral part of these financial statements.